SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2011
WASH, D.C.
211

SECUI 11020917 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Direct LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Washington BLVD
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Dunham 201-557-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

STATE OF NEW JERSEY

COUNTY OF HUDSON

We, the undersigned officers of Knight Direct LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Direct LLC, as of December 31, 2010 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

Joe Wald
Managing Director

Timothy Dunham
Chief Financial Officer

Sharon Gautier Lopez
Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

Knight Direct LLC
Statement of Financial Condition
December 31, 2010

(in thousands)

Assets		
Cash and cash equivalents	$	36,425
Cash segregated under federal and other regulations		2,500
Receivable from brokers, dealers and clearing organization		11,074
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,218		785
Goodwill		95,500
Intangible assets, less accumulated amortization of $19,683		17,617
Other assets		2,038
Total assets	$	165,939
Liabilities and Member's Equity		
Liabilities		
Payable to brokers, dealers and affiliated clearing organization	$	2,542
Payable to affiliates		10,473
Accrued soft dollar expense		3,114
Accrued compensation expense		2,744
Deferred tax liability		6,876
Accrued expenses and other liabilities		4,287
Total liabilities		30,036
Commitments and contingent liabilities (Note 6)		
Member's equity		135,903
Total liabilities and member's equity	$	165,939

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight Direct LLC (the "Company"), a Delaware limited liability company, provides institutions with direct market access trading through Knight Direct™, an advanced electronic platform. The Company offers the EdgeTrade suite of algorithms that allows buy-and sell-side clients to more effectively source liquidity and manage the trading process as well as maintain anonymity, reduce market impact and lower transaction costs. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Nasdaq Stock Exchange, the Financial Industry Regulatory Authority ("FINRA") and National Futures Association. The Company's sole member is Knight Capital Holdings LLC. The Company's ultimate parent is Knight Capital Group, Inc. ("KCG").

Effective January 1, 2011, the Company was merged into Knight Execution & Clearing Services LLC, whose ultimate parent is KCG.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents represent money market accounts which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Cash Segregated under Federal and Other Regulations

Cash of $2.5 million has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

Goodwill and Intangible Assets

The Company tests goodwill for impairment annually or when an event occurs or circumstances change that signifies the existence of impairment. The Company amortizes other intangible assets on a straight-line basis over their useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

Depreciation, Amortization and Occupancy

Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

Stock-Based Compensation

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Stock-based compensation is measured based on the grant date fair value of the awards. These costs, which are allocated from KCG, are amortized over the requisite service period, which is typically the vesting period.

Expected forfeitures are considered in determining stock-based employee compensation expense. For all periods presented, the Company recorded a benefit for expected forfeitures on all outstanding stock-based awards. The benefit recorded did not have a material impact on the results of operations.

The Company applies a nonsubstantive vesting period approach for stock-based awards whereby the expense is accelerated for those employees that receive options and restricted stock units ("RSUs") and are eligible to retire prior to the options or RSUs vesting.

Income Taxes

The Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results may differ from these estimates.

3. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

(in thousands)	Receivable	Payable
Clearing brokers	$ 3,654	$ -
Affiliated clearing brokers	-	85
Other broker dealers	7,420	144
Clearance, execution and other fees	-	2,313
	$ 11,074	$ 2,542

Management believes that the carrying value of the amounts receivable from and payable to brokers, dealers and clearing organizations approximates fair value.

4. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements comprise the following:

(in thousands)

Leasehold improvements	$	503
Furniture and fixtures		359
Computer software		318
Equipment		465
Computer hardware		358
		2,003
Less: Accumulated depreciation		1,218
	$	785

5. Goodwill and Intangible Assets

At December 31, 2010, the Company had goodwill and intangible asset balances of $95.5 million and $17.6 million, respectively, which resulted from the purchases of Direct Trading Institutional, Inc. in June 2005 and EdgeTrade, LLC in January 2008.

Goodwill is tested for impairment annually, or when an event occurs or circumstances change that signifies the existence of impairment. The test considers the profitability, assessment of fair value as well as the overall market value of the Company and its business compared to the net book value. In December 2010, the Company tested for the impairment of goodwill and based on these tests, management has concluded that there was no impairment at December 31, 2010.

Intangible assets, which are primarily customer relationships, are all deemed to have finite lives and are being amortized over their useful lives, which have been determined to range from four to fifteen years. The weighted average remaining life of the Company's intangible assets at December 31, 2010 is approximately 5 years.

6. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain fixed escalation clauses.

As of December 31, 2010, future minimum rental commitments under all noncancelable office leases, computer and equipment leases and other commitments were as follows:

(in thousands)

Year ending December 31,	
2011	$ 648
2012	671
2013	692
2014	359
2015	190
Thereafter through 2017	272
	$ 2,832

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to several of these matters at the present time. The results of these matters cannot be predicted, and the Company cannot estimate a possible range of loss for these matters at this time. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular period, depending, in part, upon operating results for that period.

7. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of total revenues of the Company during the year. For the year ended December 31, 2010, no client accounted for more than 10% of the Company's revenues net of soft dollar expense.

8. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Restricted Shares and Restricted Stock Units
Eligible employees receive KCG restricted shares and/or restricted stock units (collectively, "restricted awards") as a portion of their total compensation. The restricted awards generally vest ratably over three years. KCG has the right to fully vest employees in their restricted stock units upon retirement and in certain other circumstances. Restricted awards are generally canceled if employment is terminated before the end of the relevant vesting period.

Stock Options
KCG's policy is to grant options for the purchase of shares of KCG Class A Common Stock at not less than market value, which the Stock Plans define as the average of the high and low sales price on the date prior to the grant date. Options generally vest ratably over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the option agreements. KCG has the right to fully vest employees in their options upon retirement and in certain other circumstances. Options are generally canceled if employment is terminated before the end of the relevant vesting period.

9. Related Party Transactions

The Company pays an affiliate a fee for executing certain transactions and performing certain administrative functions with shared customers. At December 31, 2010, the Company owed $664,000 related to these transactions. This amount is included within Payable to affiliates on the Statement of Financial Condition.

10. Income Taxes

The Company is a single member limited liability company and is considered to be a disregarded entity for income tax purposes. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax liability at December 31, 2010 of $6.9 million is reported as Deferred tax liability on the Statement of Financial Condition. The net deferred tax liability is attributable to differences in the book and tax bases of the Company's goodwill, fixed assets and other assets, as well as deferred compensation.

11. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears the majority of its securities transactions through third-party clearing broker and an affiliated clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing brokers. Additionally, pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing agent and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to these rights. At December 31, 2010, the Company has recorded no liabilities with regard to these rights. In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

12. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of combined aggregate debit items.

At December 31, 2010, the Company had net capital of $22.8 million which was $22.5 million in excess of its required net capital of $250,000.

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Knight Direct LLC

Statement of Financial Condition
December 31, 2010

Knight Direct LLC
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Member of
Knight Direct LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Direct LLC (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Knight Direct
066957 FINRA
545 Washington Blvd
JERSEY CITY 07310

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 167,113

   B. Less payment made with SIPC-6 filed (exclude interest) (83,224)
   7/25/2010
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 83,889

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 83,889

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 83,889

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Knight Direct LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 25 day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 76,549,976

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 9,704,956

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 9,704,956

2d. SIPC Net Operating Revenues $ 66,845,020

2e. General Assessment @ .0025 $ 167,113

(to page 1, line 2.A.)

pwc

Report of Independent Accountants

To the Member of Knight Direct LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Knight Direct LLC (the "Company") for the year ended December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Assessment payments:

    a. Compared payment of $83,224 reported on item 2B on SIPC-7 page 1 to check number 131575 obtained from the Company, noting no difference
    b. Compared payment of $83,889 reported on SIPC-7 item 2D to check number 000345 dated February 24, 2011, obtained from the Company, noting no difference.

2. Compared the Total Revenue amount of $76,550,000 reported on the audited Form X-17A-5, with the Total revenue amount of $76,549,976 reported on SIPC-7 page 2, item 2a for the year ended 2010, noting amounts on the audited form are presented in thousands.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions for the year ended 2010 of $9,704,956 on SIPC-7 line 2c(3) "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" to the line titled "Total

Deductions" on the schedule titled "123110 SIPC accrual matrix master final for year end filing-email" prepared by the Company, noting no difference; and

b. On the schedule "123110 SIPC accrual matrix master final for year end filing-email" we performed the following:

   i. Compared the amount in the line titled "ECN Fees" of $3,494,871 to General Ledger number 53000 from the Trial Balance as of December 31, 2010, prepared by the Company, noting no difference;

   ii. Compared the amount in the line titled "Trade Trek Fees" of $332,660 to General Ledger number 52800 from the Trial Balance as of December 31, 2010, prepared by the Company, noting no difference;

   iii. Compared the amount in the line titled "Commission Expenses" of $178,049 to General Ledger number 51050 from the Trial Balance as of December 31, 2010, prepared by the Company, noting no difference;

   iv. Compared the amount in the line titled "Exchange Expenses - Other" of $1,609,222 to General Ledger number 50700 from the Trial Balance as of December 31, 2010, prepared by the Company, noting no difference;

   v. Compared the amount in the line titled "Merrill Lynch Ticket Charges" of $1,606,918 to General Ledger number 50030 from the Trial Balance as of December 31, 2010, prepared by the Company, noting no difference; and

   vi. Compared the amount in item named "KCS Ticket Charges" of $2,483,235 to General Ledger number 50005 from the Trial Balance as of December 31, 2010, prepared by the Company, noting no difference.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3:

   a. Calculations reflected in Form SIPC-7:

      i. Recalculated the mathematical accuracy of the amount in the line titled "SIPC Net Operating Revenues" on page 2, line 2d of $66,845,020, noting no difference;

      ii. Recalculated the amount in the line titled "General Assessment @ .0025" on page 2, line 2e of $167,113, noting no difference; and

      iii. Recalculated the amount in the line titled "Assessment due (or overpayment)" on page 1, line 2D of $83,889, noting no difference.

   b. Calculations reflected in the schedule titled "123110 SIPC accrual matrix master final for year end filing-email" obtained in procedure 3:

      i. Recalculated the mathematical accuracy of the amount in the line titled "Total Deductions" of $9,704,956, noting no difference.

pwc

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011